Global X Management Company LLC

March 24, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

Re:     Global X Funds (the “Trust”)
File Nos. 333-151713 and 811-22209

Ladies and Gentlemen,

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust's Registration Statement on Form N-1A (the “Amendments”).

Post-Effective Amendment Number        Date Filed    Submission Type        Accession Number

322                    03/17/2016    485BXT            0001628280-16-012765
320                    03/03/2016        485BXT            0001628280-16-012230
311                    02/03/2016        485BXT            0001628280-16-010708
303                    01/07/2016        485BXT            0001628280-16-010175
283                    10/28/2015        485APOS        0001628280-15-007950

The Amendments relate to the Global X Big Data ETF, Global X FinTech ETF, Global X Healthy Lifestyle ETF and Global X Internet of Things ETF, new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of the series at this time.

Sincerely,

\s\ Daphne Tippens Chisolm

Daphne Tippens Chisolm
General Counsel

600 Lexington Avenue, 20th Floor | New York, NY 10022 | Direct: +1-888-GX-FUND-1 (+1-888-493-8631) www.globalxfunds.com